Invest Inc.

March 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention: Aliya Ishmukhamedova

Re:	Invest Inc.
Offering Statement on Form 1-A Filed on March 29, 2023
File No.: 024-12201

Dear Ms. Ishmukhamedova:

On behalf of Invest Inc., I hereby request qualification of the above-referenced offering statement at 4:00 pm, Eastern Time, on Thursday, March 30, 2023, or as soon thereafter as practicable.

Sincerely,

/s/ Marc McNeill
Marc McNeill
Chief Executive Officer
Invest Inc.